Northern Lights Fund Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 27, 2020

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001355064) Request for Withdrawal of Registration Statement Filed on Form N-14

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”) has determined that the Form N-14 filed on its behalf on July 31, 2020 (accession number SEC Accession No. 0001580642-20-002820, File No. 333-240256) was filed in error and incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Form N-14 be withdrawn. No securities have been sold in connection with this Form N-14. Please direct any questions concerning this letter to me at (631) 470-2633 or Andrw Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,
/s/Stephanie Shearer
Stephanie Shearer
Secretary, Northern Lights Fund Trust